April 23, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549

Attention: Timothy Collins

Re:	Brooge Energy Ltd Registration Statement on Form F-3 Filed April 19, 2021 File No. 333-255346 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Brooge Energy Limited (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form F-3 (File No. 333-255346) (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern time on April 27, 2021, or as soon thereafter as practicable.

Please do not hesitate to contact our legal counsel, Robert S. Matlin, at (212) 536-4066, if you have any questions or would like additional information regarding this matter.

* * *

Sincerely,

Brooge Energy Limited

By:	/s/ Nicolaas L. Pardenkooper
Nicolaas L. Pardenkooper Chief Executive Officer

cc:	Robert S. Matlin, K&L Gates LLP